PRINCIPLES OF GOVERNANCE

1. These "Principles of Governance" set forth the shared vision of the DTCC Data Repository (U.S.) LLC's Board of Directors and its management regarding the governance, management and oversight practices to be followed at the DTCC Data Repository (U.S.) LLC (hereinafter, the "Company").  These Principles are designed to enable the Company to operate its businesses and to meet its responsibilities in a manner consistent with effective corporate governance practices and sufficient to support the safe and sound operation of a swap data repository.  To do so, the Company's governance model must align with the critical role the Company plays in the market place, establish accountability of the Board and the Company management, and define the roles and responsibilities of each in discharging their respective responsibilities.  References to the Company throughout these Principles should be understood to include both the Board of Directors and management, unless the context expressly indicates otherwise.
2. The Company has a broad range of constituencies including:
- the Company's shareholder,
- its financial institutional and non-financial institutional users, and
- the governmental and supervisory authorities responsible for the regulation of swap data  repositories and for the regulation of the markets served by the Company.
3. The Company's responsibilities to those constituencies include:

- to provide a broad range of services supporting their activities at reasonable cost,
- to expand those services as needed and to meet constituents' other evolving requirements promptly and efficiently,
- to structure and operate the Company's services in a manner that contributes to the successful management of the Company,  and
- to structure and operate the Company to mitigate and progressively reduce the risks of the Company's constituents, as well as in the risks incurred by the Company itself, and to operate a swap data  repository.
4. The Company recognizes that its role in ensuring the continued operations of a swap data repository and in the containment and resolution of potential risks within the system.  In view of this role, the Company recognizes that its responsibilities for successful management, mitigation and progressive reduction in the risks of the Company's constituents and the operation of a global trade repository more broadly must be viewed as primary among its overall responsibilities.
5. The Company's management is responsible for articulating a strategy for the successful operation of the Company's businesses, for managing, operating and developing the Company's services and capabilities, for maintaining processes and reports that will provide transparency to the Company Board and to the Company's supervisors so that those groups may appropriately discharge their responsibilities.
6. The Company's Board of Directors is responsible for overseeing management's activities in managing, operating and developing the Company as a firm, for considering the appropriateness of management's handling of material matters regarding the Company's operations, growth, and new initiatives, and for evaluating management's performance in its responsibilities.  The Board of Directors is responsible for evaluating, and approving management's proposals regarding corporate strategy, with due regard to Board members' fiduciary responsibilities to the Company.
7. The Company's services and businesses support the evolution of the financial markets and the mitigation or reduction of risks in those markets.  For these reasons the Company's management should follow a structured process for the enhancement of existing businesses and services, in a manner that makes the progress of such initiatives transparent to the Company's Board (or an appropriate committee of the Board) and to its supervisors.  This process should balance the need for detailed oversight of major initiatives with the need for "speed to market" on initiatives posing less consequential questions for the Board, supervisors and the Company's other constituencies.
8. The Company personnel assigned to risk management issues are to establish broad and comprehensive control over the Company's businesses, but should not represent the primary point of risk management.  The Company product managers at all levels are expected to "own" the risks of their products, and are accountable for managing such risks in addition to their product development and operating responsibilities.
9. The composition of the Company's Board of Directors and its committees must provide for a mix of talents and perspectives.  Board members must be sufficiently senior and experienced (or knowledgeable) in the financial markets to be able to address issues coming before the Board and to commit their firms and the Company's participant community generally to the agreed resolution of those issues.  For these reasons and in light of the oversight responsibilities identified above, Board committees should consist only of Board members.

10. In view of the breadth of the Company's constituencies and the need to consider and resolve issues in a manner reflecting the interests of all of these constituencies, it is desirable that the Company's Board meetings include buy-side voting representatives, with sufficient experience and knowledge to be able to contribute to the Company's consideration of issues.
11. The Company recognizes the importance of its relationships with governmental and supervisory authorities and commits to maintain on-going, productive and cooperative relationships with governmental authorities and supervisors with a material interest in the relevant OTC derivatives markets.
12. The Company will strive to provide transparency into its activities to governmental authorities and supervisors, and to contribute to a full and open discussion with governmental authorities and supervisors on issues relating to the role of the Company's services in the financial markets.  The Company recognizes that this productive and cooperative relationship rests on a frank communication between the Company and governmental authorities and supervisors.
13. The Company's management strives to follow an "open door" policy throughout the organization, to promote free and open communications on all matters of concern to the organization.  It is expressly understood that members of the Company's senior management group similarly have "open door" access to the Company's Board on matters where they believe it is appropriate to convey a concern to the Board on the Company's operations or services, particularly with regard to risk matters associated with the Company's operations and services or systemic risks to the broader financial markets.
14. It is recognized that these Principles and the organizational infrastructure supporting the implementation of these Principles will develop over time as the financial markets evolve and the demands on the Company as an organization change in response.  Accordingly, the Company commits to review and, where appropriate, to update these Principles periodically, not less frequently than every five years.